August 10, 2007

Mr. Jonathan R. Read
Ecotality, Inc.
6821E Thomas Road
Scottsdale, Arizona 85251

Re: **Ecotality, Inc.**
        Form SB-2, Amendment No. 4
        File No. 333-140612
        Filed August 2, 2007
        Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2007
        Filed August 2, 2007
        File No. 0-50983

Dear Mr. Read:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      References to "prior comment" refer to comments in our letter dated July 20, 2007 unless otherwise noted.

Note 10. Subsequent Events, page 73

1.   Please refer to prior comment 8. We note that you concluded that the acquisition of Fuelcellstore.com constitutes the acquisition of assets, rather than a business. Please respond to the following:
   - Explain if the nature of the revenue producing activity, facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names will remain the same;
   - Explain why it is appropriate to record goodwill if you did not purchase a business. Refer to the guidance in SFAS 141, paragraphs 3-8.
   - We may have additional comments after reviewing your response.

Form 10-QSB/A for the quarter ended March 31, 2007

Statement of Cash Flows, page 6

2.   Please refer to prior comment 11. We note "stock-compensation – related party" of $2,475,006 and $2,745,006 disclosed as part of the non-cash transaction on the face of your cash flow statement. Please tell us why there is a difference of $270,000.

Controls and Procedures, page 23

3.   Please refer to prior comments 14 and 15. We note your amended disclosure that "in view of the restatement…management has reevaluated its disclosure controls and has deemed them ineffective." We also note the disclosure in the same paragraph, "we believe our disclosure controls and internal controls are now effective." Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as either effective or not effective as of the end of the period covered by this report. This comment also applies to your Form 10-KSB/A for the fiscal year ended December 31, 2006 as well.

General

4.   Please refer to prior comment 10. Please amend your Form SB-2/A, Form 10-KSB/A for the fiscal year ended December 31, 2006, and your Form 10-QSB/A for the fiscal quarter ended March 31, 2007 as necessary to comply with our above comments.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554 if you have questions regarding these comments. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Gary Agron
         VIA TELEFAX (303) 770-7257